SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2
(Amendment No. 1)*
Yingli Green Energy Holding Company Limited

(Name of Issuer)
Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)
98584B 1031

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

SIGNATURE

CUSIP No.	98584B 103	Page	2	of	6

1	NAMES OF REPORTING PERSONS Shujun Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		48,807 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,807 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,807 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 98584B 103	Schedule 13G	Page 3 of 6 Pages
ITEM 1(a).	NAME OF ISSUER:

Yingli Green Energy Holding Company Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 3055 Middle Fuxing Road Baoding 071051 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of Mr. Shujun Li.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Unit 1206, One Lujiazui Center 68 Yincheng Rd. (C) Shanghai 200120 People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Mr. Li is a citizen of the People's Republic of China.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

98584B 103

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP NO. 98584B 103	Schedule 13G	Page 4 of 6 Pages
ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2008. The percentage amount is based on 127,963,033 Ordinary Shares outstanding as of December 31, 2008 (excluding 1,581,636 restricted shares issued but unvested under the Issuer's 2006 stock incentive plan), as derived from the Issuer’s corporate records.

Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Shujun Li	48,807	0.04%	48,807	0	48,807	0
Pursuant to Rule 13d-3 under the Act, Mr. Li may be deemed as the beneficial owner of 48,807 Ordinary Shares of the Issuer, representing shares held by and Fairdeal Development Ltd. Mr. Li disclaims beneficial ownership of the Ordinary Shares held by and Fairdeal Development Ltd.

Fairdeal Development Ltd. is a British Virgin Islands exempted company with limited liability. DBS Trustee Limited, a Singaporean company, holds 100% of the issued and outstanding shares of Fairdeal Development Ltd. on behalf of the family trust of Mr. Shujun Li.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

CUSIP NO. 98584B 103	Schedule 13G	Page 5 of 6 Pages
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 98584B 103	Schedule 13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2009

Shujun Li
/s/ Shujun Li
Shujun Li